(202) 274-2011                                                                                                                                                                                                                               rpomerenk@luselaw.com

July 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:           Michael Seaman, Special Counsel

Re:	Poage Bankshares, Inc.:
Registration Statement on Form S-1, File No. 333-172192

Dear Mr. Seaman:

We are in receipt of the letter dated June 22, 2011 from the staff of the Securities and Exchange Commission transmitting comments on Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 of Poage Bankshares, Inc. (the “Company”). On behalf of the Company, and as discussed with Gregory Dundas of the staff, we have provided below the Company’s responses to the staff comments, along with changed pages from the Company’s prospectus (which have been black-lined to show the changes). As further discussed with Mr. Dundas, the Company will file its prospectus with these changes pursuant to Rule 424(b) shortly after its Registration Statement is declared effective.

The Company’s responses to the staff’s comments are as follows:

1.	We have added disclosure to the MD&A section to discuss that the reason for the decline in non-performing loans was primarily due to loans being brought current.

2.	We revised the disclosure of net charge-offs to indicate that there were minimal net charge-offs of $62,000 and $36,000 in each of the six month periods ended March 31, 2011 and 2010.

3.
As discussed with Mr. Dundas, we expect conditional approval of the plan of conversion by the OTS on or before the date that the Registration Statement is declared effective (although conditional approval has not yet been received). The disclosure has been revised to make this clear.

Securities and Exchange Commission
July 5, 2011

4.	We have revised Note 1 to indicate that loans classified as “loss” are charged off immediately.

5.	We have revised Note 3 to indicate that the credit quality indicators referred to in the staff comment are updated quarterly.

Finally, the Company recently hired Jeffrey W. Clark as Senior Accountant. Mr. Clark has previous experience as chief financial officer of other financial institutions and the Company expects he will succeed Darryl Akers as the Company’s Chief Financial Officer, beginning on or about October 1, 2011.  In light of this appointment, we have added to the prospectus biographical data for Mr. Clark (the changed page is attached).

*   *   *   *   *

We trust the foregoing is responsive to the staff’s comments. As discussed with the staff, the Company intends to request acceleration of the Amended S-1 soon after the staff confirms that the foregoing satisfactorily addresses its comments.

Please advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 if you have any questions.

Respectfully,

                                                                                                                /s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:           Gregory Dundas, Esq.
Kevin Vaughn, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant
Robert S. Curtis, Co-President and Chief Executive Officer
Darryl E. Akers, Co-President and Chief Executive Officer
Kip A. Weissman, Esq.

substandard or doubtful.  The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the terms of the loan is not expected.  Commercial and non-residential real estate loans are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Comparison of Financial Condition at March 31, 2011 and September 30, 2010

Our total assets increased to $294.5 million at March 31, 2011 from $291.1 million at September 30, 2010. The increase was primarily due to an increase in securities available for sale of $23.6 million, or 52.2%, to $68.8 million at March 31, 2011 from $45.2 million at September 30, 2010, partially offset by a decrease of cash and cash equivalents of $20.5 million, or 47.4%, to $22.7 million at March 31, 2011 from $43.2 million at September 30, 2010.

Loans held for sale decreased to $556,000 at March 31, 2011 from $1.7 million at September 30, 2010.  This decrease was largely due to reduced one- to four-family mortgage loan originations.

Loans receivable, net, increased slightly to $182.9 million at March 31, 2011 from $182.4 million at September 30, 2010.  Non-performing loans decreased from $2.2 million at September 30, 2010 to $1.3 million at March 31, 2011 mainly due to the decrease in loans past due over 90 days still accruing interest which were $896,000 at September 30, 2010 and declined to $0 at March 31, 2011.  The decrease in non-performing loans was primarily the result of loans that were past due over 90 days at September 30, 2010 being brought current by March 31, 2011.

Securities available for sale increased to $68.8 million at March 31, 2011 from $45.2 million at September 30, 2010.  This increase was primarily due to the deployment of excess cash and cash equivalents for the purchase of higher-yielding obligations of states and political subdivisions and the U.S. Government.

Deposits increased $9.4 million, or 4.1%, to $237.2 million at March 31, 2011 from $227.8 million at September 30, 2010. The increase was primarily attributable to an increase in savings and NOW accounts of $16.2 million, or 25.1%, partially offset by a decrease of $7.2 million or 4.4% in certificates of deposit.

Federal Home Loan Bank advances declined $5.4 million or 16.8% to $26.8 million at March 31, 2011 from $32.2 million at September 30, 2010.  This decrease in borrowings was primarily the result of early payoffs and regular maturities.

Total equity equaled $28.2 million at March 31, 2011, compared to $27.7 million at September 30, 2010. The increase resulted from net income of $982,000 for the six months

The allowance for loan losses was $1.4 million, or 0.74% of total loans at March 31, 2011 compared to $1.1 million, or 0.62% of total loans, at September 30, 2010 and $555,000, or 0.33% of total loans, at September 30, 2009.  A provision of $650,000 was recorded for the year ended September 30, 2010, an increase of $338,000, or 108.3%, from the provision of $312,000 for the year ended September 30, 2009.  The provision for loan losses for the year ended September 30, 2010, reflected net charge-offs of $71,000 for the year ended September 30, 2010, compared to net charge-offs of $11,000 for fiscal year 2009.  Provision expense of $300,000 was recorded for each of the six months ended March 31, 2011 and 2010 ~~no net charge offs in either period~~with minimal net charge-offs of $62,000 and $36,000 for the six months ended March 31, 2011 and 2010.  Total nonperforming loans were $1.3 million at March 31, 2011 compared to $2.2 million at September 30, 2010 and $790,000 at September 30, 2009.  At March 31, 2011 and September 30, 2010 and 2009, we had no impaired loans.  As a percentage of nonperforming loans, the allowance for loan losses was 70.25% at September 30, 2009 compared to 50.85% at September 30, 2010 and 105.86% at March 31, 2011.  The increase in the provision and resulting allowance for loan losses for the year ended September 30, 2010 compared to the year ended September 30, 2009 reflected increases in our general valuation allowance due to increases in our nonperforming loans, net charge-offs, and consideration of current economic factors.  Although the allowance for loan losses as a percentage of nonperforming loans fluctuated during the periods indicated, this was due to the fact that our nonperforming loans remained at low levels and thus relatively small dollar changes impact these ratios.  Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations.  Furthermore, while we believe we have established our allowance for loan losses in conformity with accounting principles generally accepted in the United States of America, regulators, in reviewing our loan portfolio, may require us to increase our allowance for loan losses.  In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and increases may be necessary if the quality of our loans deteriorates as a result of the factors discussed above.  Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Investment Activities

General.  The goals of our investment policy are to provide and maintain liquidity to meet deposit withdrawal and loan funding needs, to help manage our interest rate risk, and to generate a favorable return on idle funds within the context of our interest rate and credit risk objectives.

Our Board of Directors is responsible for adopting our investment policy.  The investment policy is reviewed annually by management and any changes to the policy are recommended to and subject to the approval of the Board of Directors.  A management committee made up of four of the highest ranking officers or a combination of directors and officers generally equaling that of the Executive Committee may purchase investments based on recommendations of the Asset/Liability Committee and submit the purchase to the full Board of Directors at the next scheduled meeting.

E. B. Gevedon, MD is President and Chief Executive Officer of Family Allergy Services, Inc., a position he has held for twenty-three (23) years. Dr. Gevedon is a founding member and past Chairman of the Ashland Alliance, the new Chamber of Commerce and Economic Development serving a two-county area. He also served as Chairman of the City of Ashland’s Economic Development Board for five years. His other community service and business activities include current service on the Ashland City Park Board and the Boyd County Board of Health. Dr. Gevedon has previously served as Chairman of the Ashland Tourism Commission and as a board member of the Ashland Community College Foundation and the Highlands Museum and Discovery Center. Dr. Gevedon was selected to serve as a director of Home Federal Savings and Loan Association because his long experience as President and Chief Executive Officer of a small business provides insight to Home Federal as to the lending needs of owners and operators of small businesses in our market area. Further, his extensive experience on area economic development boards provides insight into economic conditions and business development projects within our market area, as well as contacts with area commercial loan prospects.

Stuart N. Moore, DMD recently retired from dentisty after practicing for twenty-five (25) years in the Ashland area. He is currently President of Jasmine Properties LLC, which owns and manages residential and commercial rental properties. Dr. Moore obtained his real estate sales license in 1993 and is employed by Robinson Realty.  Dr. Moore was selected to serve as a director because his knowledge of real estate value from construction, comparable sales and income approaches are helpful in evaluating loan approvals, as well as experience reviewing financial statements.

Charles W. Robinson is a certified public accountant who has worked extensively with businesses operating in the Home Federal Savings and Loan Association community.  Mr. Robinson has worked in public accounting since 1973.  Mr. Robinson performed the audit of Home Federal Savings and Loan Association prior to becoming a director.  Mr. Robinson has experience in real estate.  Mr. Robinson was selected to serve as a director of Home Federal Savings and Loan Association because his experience in public accounting and real estate provides a broad and unique perspective on the challenges facing our organization and our business strategies and operations, and because his experience as a certified public accountant provides unique insight into our financial accounting practices and procedures, financial reporting and our relationship with our auditors.

Executive Officer:

   Jeffrey W. Clark, 52, was appointed Senior Accountant of Home Federal in July 2011.  He previously served as Vice President and Chief Financial Officer of Ohio River Bank, Ironton, Ohio since July 2007.  Prior to his employment with Ohio River Bank, he served as Deputy Treasurer with the Lawrence County, Ohio Treasurers Office since March 2006.  Prior to his employment with the County Treasurers Office, Mr. Clark served as Southeastern Ohio Market Area President for Classic Bank, Ashland, Kentucky since May 2003.  Prior to this position, Mr. Clark served as Controller of First Federal Savings Bank of Ironton, Ohio since September 1986 and Chief Financial Officer of its holding company, First Federal Financial Bancorp of Ironton, Ohio, since 1996.  It is expected that Mr. Clark will succeed Darryl E. Akers as Chief Financial

Officer of Home Federal and Poage Bankshares on or about the commencement of their new fiscal year on October 1, 2011.

Board Independence

The Board of Directors affirmatively determines the independence of each director in accordance with Nasdaq Stock Market (“NASDAQ”) rules. The Board of Directors has determined that each of our directors is independent of Poage Bankshares under NASDAQ rules except for Co-President, Co-Chief Executive Officer and Chief Financial Officer Darryl E. Akers, Chief Information Officer and Secretary James W. King.  Mr. Akers and Mr. King are not independent because they are executive officers.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our Board of Directors and its committees.  The Board of Directors of Poage Bankshares, which was established in January 2011, has established the following standing committees:  the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee.  Each of these committees will operate under a written charter, which governs its composition, responsibilities and operations.

The Audit Committee will consist of Directors Rupert, Carver, Gevedon, Moore and Robinson, with Mr. Robinson serving as chairman.  The Nominating and Corporate Governance Committee will consist of Directors Rupert, Carver, Gevedon, Moore and Robinson, with Mr. Gevedon serving as chairman.  The Compensation Committee will consist of Directors Rupert, Carver, Gevedon, Moore and Robinson, with Mr. Carver serving as chairman.

Based on its review of the criteria of an “audit committee financial expert” under the rules adopted by the Securities and Exchange Commission, the Board of Directors has determined that director Charles W. Robinson qualifies as an audit committee financial expert.

THE CONVERSION; PLAN OF DISTRIBUTION

The Board of Directors of Home Federal has approved the plan of conversion.  The plan of conversion must also be approved by Home Federal’s members.  A special meeting of members has been called for this purpose.  ~~We expect the~~The Office of Thrift Supervision ~~to~~has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by the Office of Thrift Supervision.

General

The Board of Directors of Home Federal adopted the plan of conversion on December 21, 2010; the plan of conversion was amended and restated on February 3, 2011.  Pursuant to the plan of conversion, Home Federal will convert from the mutual form of organization to the fully stock form and we will sell shares of common stock to the public in our offering.  In connection with the conversion, we have organized a new Maryland stock holding company named Poage Bankshares, Inc.  When the conversion is completed, all of the capital stock of Home Federal will be owned by Poage Bankshares, and all of the common stock of Poage Bankshares will be owned by public stockholders.

We intend to retain between $10.1 million and $13.8 million of the net proceeds of the offering, or $16.0 million if the offering range is increased by 15%, and to contribute the balance of the net proceeds to Home Federal.  The conversion will be consummated only upon the issuance of at least 2,167,500 shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental eligible account holders and other members. If all shares are not subscribed for in the subscription offering, we may, in our discretion, offer common stock for sale in a community offering to members of the general public, with a preference given to natural persons residing in the Kentucky counties of Greenup, Lawrence and Boyd.  In addition, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc., acting as our agent.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock that we receive in the community offering or syndicated community offering.  The community and syndicated community offerings, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the Office of Thrift Supervision. See “—Community Offering” and “—Syndicated Community Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of Poage Bankshares.  All shares of common stock to be sold in the offering will be sold at $10.00 per

While our mutual savings and loan association charter enabled us in the past to operate successfully in our local market, it is not suitable for our future plans for growth through increased lending and expansion into new markets as opportunities arise.  Specifically, mutual institutions cannot raise capital or issue stock to support growth.  In addition, mutual institutions cannot offer stock incentives to attract and retain highly qualified management personnel.  Management believes that the additional capital raised in the offering will enable us to take advantage of business opportunities that may not otherwise be available to us.

As of March 31, 2011, Home Federal was considered “well capitalized” for regulatory purposes and is not subject to a directive or a recommendation from the Office of Thrift Supervision to raise capital.  The proceeds from the stock offering will further improve our capital position during a period of significant economic, regulatory and political uncertainty.

Approvals Required

The affirmative vote of a majority of the total eligible votes of members of Home Federal at the special meeting of members is required to approve the plan of conversion.  The plan of conversion also must be approved by the Office of Thrift Supervision~~.  We expect the Office of Thrift Supervision to grant its~~, which has given its conditional approval to the plan of conversion ~~shortly~~.

A special meeting of members to consider and vote upon the plan of conversion has been set for [meeting date].

Effects of Conversion on Depositors, Borrowers and Members

Continuity. While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. We will continue to be a federal mutual savings and loan association and will continue to be regulated by the Office of Thrift Supervision. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers.  The directors serving Home Federal at the time of the conversion will be the directors of both Home Federal and Poage Bankshares, a Maryland corporation, after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Home Federal at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion.  Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans.  No loan outstanding from Home Federal will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members.  At present, all of our depositors are members of, and have voting rights in, Home Federal as to all matters requiring membership action. Upon completion of the conversion, depositors will cease to be members of Home Federal and will no

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO FINANCIAL STATEMENTS
Six months ended March 31, 2011 and 2010 (Unaudited), Years ended September 30, 2010 and 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained.  The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right.  Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, deferred loan fees and costs, and an allowance for loan losses.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income over the contractual life of the loan using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection.  Consumer loans are typically charged off no later than 120 days past due.  Real estate loans and commercial and industrial loans are charged off on a case by case basis at such time that management determines the loan to be uncollectible.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.  Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.  A loan is moved to non-accrual status in accordance with the Association’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all principal and interest are brought current and the loan has been performing according to the contractual terms for a period of not less than 6 months.

Concentration of Credit Risk:  Most of the Association’s business activity is with customers located within a 50 mile radius of its home office.  Therefore, the Association’s exposure to credit risk is significantly affected by changes in the economy in the immediate area.  At March 31, 2011, September 30, 2010 and 2009, the Association held $5,625,000, $39,175,000 and $3,000,000, respectively, in overnight deposits/federal funds sold at Federal Home Loan Bank of Cincinnati (“FHLB”).  In addition, the Association held common stock of the FHLB totaling $1,883,000, $1,883,000 and $1,834,000 and other deposits totaling $4,802,000, $737,000 and $4,611,000 at March 31, 2011 and September 30, 2010 and 2009, respectively.

Allowance for Loan Losses:  The allowance for loan losses is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  If a loan is categorized as loss under the regulatory definitions of loan classifications, the loan is immediately charged off.  Subsequent recoveries, if any, are credited to the allowance.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.  The allowance for loan losses reflects the estimate management believes to be

(Continued)

F-10

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
NOTES TO FINANCIAL STATEMENTS
Six months ended March 31, 2011 and 2010 (Unaudited), Years ended September 30, 2010 and 2009

NOTE 3 – LOANS (Continued)

The Association considers the performance of the loan portfolio and its impact on the allowance for loan losses.  For all loan classes, the Association also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity on a quarterly basis.  The following table presents the recorded investment in loans based on payment activity as of March 31, 2011:

	Performing	Nonperforming
	(In thousands)
Real estate:
One to four family	$148,690	$1,088
Multi-family	2,060	-
Commercial real estate	9,204	198
Construction and land	4,693	-
Commercial and industrial	3,323	-
Consumer:
Home equity loans and lines of credit	5,077	-
Motor vehicle	6,584	9
Other	3,472	1
	$183,103	$1,296

NOTE 4 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Association used the following methods and significant assumptions to estimate fair value:

Securities:  The fair values for securities are determined by quoted market prices, if available (Level 1).  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments (Level 2).  This includes the use of “matrix pricing” used to value debt securities absent the exclusive use of quoted prices.  For securities where quoted prices or market prices of similar securities are not available, which include municipal securities, fair values are calculated using discounted cash flows (Level 3).

Other Real Estate Owned:  Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell.  Fair values are generally based on third party appraisals of the property,

(Continued)

F-21